SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 June 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

30 June 2016

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND OTHER MEMBERS OF THE EXECUTIVE TEAM

The Group was notified on 29 June 2016 that the following members of the Group's Board and Group Executive Committee ("PDMRs") purchased Ordinary Shares of the Group of 10p each ("Shares") on 29 June 2016, as set out below:

Name of PDMR	Number of Shares Purchased	Price per Share
Andrew Bester	50,000	55.0170 pence
Juan Colombás	50,000	56.4180 pence
George Culmer	50,000	56.4600 pence
Karin Cook	17,632	56.3600 pence
Simon Davies	18,099	55.2500 pence
Alan Dickinson	100,000	56.1060 pence
Anita Frew	50,000 50,000 50,000	54.9728 pence 55.0128 pence 54.9578 pence
Antonio Lorenzo	50,000	55.2280 pence
Nick Luff	100,000	56.5470 pence
Vim Maru	17,893	55.8860 pence
David Oldfield	17,711	56.1100 pence
Miguel-Ángel Rodríguez-Sola	50,000	56.1664 pence
Anthony Watson	100,000	55.6890 pence
Sara Weller	40,000	54.9590 pence
Matt Young	17,582	56.5220 pence

The Group was notified on 29 June 2016 that the following Board member (PDMR) purchased American Depositary Receipts of the Group ("ADRs") on 29 June 2016 as set out below
(each ADR representing four Shares in the Group):

Name of PDMR	Number of ADRs Purchased	Price per ADR
Deborah McWhinney	23,600	$3.0400
Deborah McWhinney	26,400	$3.0379

The Group further announces that other members of the senior executive team (not PDMRs) who are Group Executive Committee attendees, also bought Shares on 29 June 2016 as set out below unless otherwise stated:

Name	Number of Shares Purchased	Price per Share
Mary Hall	18,130	55.1571 pence
Janet Pope	17,742	56.0100 pence
Malcolm Wood	20,000*	55.3233 pence

* Purchased on 30 June 2016.

The above disclosures relating to PDMRs are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4. The transactions in Shares took place in the UK and the Shares are listed on the London Stock Exchange. The transactions in ADRs took place in the United States and the ADRs are listed on the New York Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@
finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Group Investor Relations Director

Date: 30 June 2016